Change of Auditor Notice

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) hereby gives notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), as follows:

1.	TransGlobe currently engages BDO Canada LLP (“BDO”) as its auditor. At the request of the Company, BDO resigned as auditor of the Company effective as of April 8, 2022 (the "Date of Resignation").

2.

Deloitte LLP ("Deloitte") was appointed as auditor of the Company effective April 8, 2022, to fill the vacancy created by BDO’s resignation as the Company’s auditor from the Date of Resignation until the next annual meeting of shareholders of the Company.

3.	The resignation of BDO and the appointment of Deloitte was considered and approved by the Audit Committee and the Board of Directors of the Company.

4.	There were no modifications of opinion by BDO in BDO’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2021 and 2020.

5.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to the Date of Resignation.

DATED effective this 8th day of April 2022.